FORM 51-102F3

MATERIAL CHANGE REPORT

1.

Name and Address of Company

Birch Mountain Resources Ltd. (the “Corporation”) Suite 300, 250 6th Avenue S.W. Calgary, Alberta T2P 3H7

2.

Date of Material Change

July 10, 2008

3.

News Release

A news release was issued by the Corporation on July 10, 2008, through the facilities of Canada Newswire.

4.

Summary of Material Change

The Corporation announces that it has received an order from a major oil sands producer to conduct a 4-month, full-scale trial of the  Corporation’s reagent limestone for treating air emissions from a coke-fired power plant.

5.

5.1

Full Description of Material Change

Please refer to the news release of the Corporation dated July 10, 2008, which is attached to this report as Schedule “A”.

5.2

Disclosure for Restructuring Transactions

Not applicable.

6.

Reliance on Subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

7.

Omitted Information

No information has been omitted.

8.

Executive Officer

The name and business number of the executive officer of the Corporation who is knowledgeable about the contents of this Material Change and this report is:

Joel Jarding, President & COO, (403) 262-1838

9.

Date of Report

July 10, 2008.

Schedule “A”

NEWS RELEASE

FULL-SCALE TRIAL OF BIRCH MOUNTAIN’S REAGENT LIMESTONE

CALGARY, July 10, 2008 - Birch Mountain Resources Ltd. (“Birch Mountain” or the “Company”) (BMD: TSX and AMEX) announces that it has received an order from a major oil sands producer to conduct a 4-month, full-scale trial of Birch Mountain’s reagent limestone for treating air emissions from a coke-fired power plant. Throughout the trial period, which begins immediately, Birch Mountain will supply the reagent limestone requirements for this facility.

“The primary use for our reagent limestone is to purify air emissions when fuels that contain sulphur are burned,” explains Hugh Abercrombie, Vice President Business Development. In the air emissions purification process, sulphur in the combustion gases reacts with the limestone to produce gypsum, a naturally occurring environmentally benign mineral. Birch Mountain’s proposed Hammerstone Project will include a facility to permanently store this gypsum. “Our customers are excited with the opportunity to return the gypsum to us and we are pleased that they are recognizing the advantages of our full life-cycle approach to by-product management,” adds Hugh.

Birch Mountain sold limited quantities of reagent limestone beginning late in 2007. The full-scale trial is the next step in demonstrating to our customers the superior quality of our reagent products. Based on inquiries from oil sands proponents, Birch Mountain believes that reagent limestone, along with quicklime and hydrated lime, will become increasingly important to the oil sands industry for air emissions purification. In addition, quicklime and hydrated lime are used by the power and oil sands industries to purify water for steam generation.

Company Contacts: Birch Mountain Tel. (403) 262-1838 Fax (403) 263-9888

Steve Chizzik, Equity Communication Tel. (908) 688-9111

Website: www.birchmountain.com

Forward Looking Statements: This news release contains certain forward-looking statements. All statements, other than statements of historical fact, included herein, including without limitation, statements regarding resources and reserves, exploration and development plans and results, anticipated capital expenditures and financing thereof, anticipated outcomes and timing of regulatory applications and approvals and the future plans and objectives of Birch Mountain are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Certain amounts in the financial statements are based on estimates using the best currently available information and assumptions of management. Important factors that could cause actual results to differ materially from Birch Mountain’s expectations are disclosed elsewhere in documents that are available to the public at www.sedar.com and www.sec.gov.